EXHIBIT 99.1

Brookfield Business Partners Reports 2024 Year End Results

BROOKFIELD, News, Jan. 31, 2025 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today financial results for the year ended December 31, 2024.

“Our business had another successful year in 2024. We generated over $2 billion from our capital recycling initiatives, acquired two market-leading operations and achieved solid financial results,” said Anuj Ranjan, CEO of Brookfield Business Partners. “The enhanced strength of our balance sheet and substantial liquidity provides us optionality to meaningfully advance our capital allocation priorities with a focus on increasing the intrinsic value of our business for our unitholders.”

	Three Months Ended December 31,		Year Ended December 31,
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Net income (loss) attributable to Unitholders[1]	$(438)	$1,423	$(109)	$1,405
Net income (loss) per limited partnership unit[2]	$(2.02)	$6.57	$(0.50)	$6.49

Adjusted EBITDA[3]	$653	$608	$2,565	$2,491

Net loss attributable to Unitholders for the year ended December 31, 2024 was $109 million (loss of $0.50 per limited partnership unit) compared to net income of $1,405 million ($6.49 per limited partnership unit) in the prior year. Net loss attributable to Unitholders includes a one-time non-cash expense at our healthcare services operation, combined with provisions at our construction operation. Prior year included net gains primarily related to the sale of our nuclear technology services operation.

Adjusted EBITDA for the year ended December 31, 2024 was $2,565 million compared to $2,491 million for the year ended December 31, 2023, reflecting improved performance of operations and tax benefits recorded at our advanced energy storage operation. Prior year results included $308 million of contribution from operations which have been sold.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2024	2023	2024	2023
Industrials	$306	$222	$1,247	$855
Business Services	217	227	832	900
Infrastructure Services	160	184	606	853
Corporate and Other	(30)	(25)	(120)	(117)
Adjusted EBITDA	$653	$608	$2,565	$2,491

Our Industrials segment generated Adjusted EBITDA of $1,247 million in 2024, compared to $855 million in 2023. Current year results included $371 million of tax benefits at our advanced energy storage operation. Strong underlying performance at our advanced energy storage operation and growing contribution from water and wastewater services offset reduced performance at our engineered components manufacturing operation due to weak market conditions. Prior year results included contribution from disposed operations including our Canadian aggregates production operation which was sold in June 2024.

Our Business Services segment generated Adjusted EBITDA of $832 million in 2024, compared to $900 million in 2023. Strong performance at our residential mortgage insurer was primarily offset by the impact of a cyber incident at our dealer software and technology services operation and reduced performance at our construction and healthcare services operations during the year. Prior year results included contribution from our road fuels operation which was sold in July 2024.

Our Infrastructure Services segment generated Adjusted EBITDA of $606 million in 2024, compared to $853 million in 2023. Prior year results included $236 million of contribution from our nuclear technology services operation which was sold in November 2023. Current year results benefited from improved performance of offshore oil services, offset by reduced contribution at work access services.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2024	2023	2024	2023
Adjusted EFO
Industrials	$193	$115	$935	$492
Business Services	142	181	641	636
Infrastructure Services	78	1,790	287	2,070
Corporate and Other	(83)	(77)	(331)	(335)

Adjusted EFO for the year ended December 31, 2024 included $306 million in net gains primarily related to the dispositions of our road fuels operation and Canadian aggregates production operation, the sale of public securities and the deconsolidation of our payment processing services operation. Infrastructure Services Adjusted EFO reflected the impact of the prior year disposition of our nuclear technology services operation. Prior year results included $2,006 million in after-tax net gains primarily related to the sale of our nuclear technology services operation.

Strategic Initiatives

  Advanced Energy Storage Operation
  In January, our advanced energy storage operation raised $5 billion of new first lien debt – $4.5 billion of the proceeds are not required in the business and therefore were used to fund a special distribution to owners, of which Brookfield Business Partners’ share was approximately $1.2 billion. This represented a multiple of 1.5x of our initial equity investment and we still own our entire share of the business.
  Offshore Oil Services
  In January, we completed the previously announced sale of our offshore oil services’ shuttle tanker operation. Cash proceeds to Brookfield Business Partners for the sale of its interest after the repayment of debt are expected to be approximately $250 million.
  Unit Repurchase Program and Capital Deployment
  We are allocating up to $250 million of capital to accelerate the repurchase of Brookfield Business Partners’ securities under our existing and future normal course issuer bids (NCIB).

  In January, we completed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial company for total enterprise value of $1.7 billion. Brookfield Business Partners invested $212 million for an approximate 25% economic interest in the business, with the balance funded by institutional partners.

Liquidity

We ended the year with approximately $1.3 billion of liquidity at the corporate level including $91 million of cash and liquid securities, $25 million of remaining preferred equity commitment from Brookfield Corporation and $1.2 billion of availability on our corporate credit facilities. Pro forma for announced and recently closed transactions, corporate liquidity is $2.7 billion.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2025 to unitholders of record as at the close of business on February 28, 2025.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:
[1]	Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
[2]	Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and twelve months ended December 31, 2024 which were 74.3 million and 74.3 million, respectively (December 31, 2023: 74.3 million and 74.5 million, respectively).
[3]	Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included elsewhere in this news release.
[4]	Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management's Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2024 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2024 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on January 31, 2025 at 10:00 a.m. Eastern Time at BBU2024Q4Webcast or participants can pre-register at BBU2024Q4ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2024		December 31, 2023

Assets
Cash and cash equivalents		$3,239		$3,252
Financial assets		12,371		13,176
Accounts and other receivable, net		6,279		6,563
Inventory and other assets		5,728		5,321
Property, plant and equipment		13,232		15,724
Deferred income tax assets		1,744		1,220
Intangible assets		18,317		20,846
Equity accounted investments		2,325		2,154
Goodwill		12,239		14,129
Total Assets		$75,474		$82,385

Liabilities and Equity
Liabilities
Corporate borrowings		$2,142		$1,440
Accounts payable and other		16,691		18,378
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		36,720		40,809
Deferred income tax liabilities		2,613		3,226

Equity
Limited partners	$1,752		$1,909
Non-controlling interests attributable to:
Redemption-exchange units	1,644		1,792
Special limited partner	—		—
BBUC exchangeable shares	1,721		1,875
Preferred securities	740		740
Interest of others in operating subsidiaries	11,451		12,216
		17,308		18,532
Total Liabilities and Equity		$75,474		$82,385

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023

Revenues	$7,427	$13,405	$40,620	$55,068
Direct operating costs	(6,008)	(12,209)	(34,883)	(50,021)
General and administrative expenses	(324)	(336)	(1,267)	(1,538)
Interest income (expense), net	(752)	(858)	(3,104)	(3,596)
Equity accounted income (loss), net	35	48	90	132
Impairment reversal (expense), net	(991)	(780)	(981)	(831)
Gain (loss) on acquisitions/dispositions, net	—	4,477	692	4,686
Other income (expense), net	(360)	(344)	(573)	(178)
Income (loss) before income tax	(973)	3,403	594	3,722
Income tax (expense) recovery
Current	(158)	(171)	(646)	(775)
Deferred	23	252	947	830
Net income (loss)	$(1,108)	$3,484	$895	$3,777
Attributable to:
Limited partners	$(150)	$488	$(37)	$482
Non-controlling interests attributable to:
Redemption-exchange units	(141)	457	(35)	451
Special limited partner	—	—	—	—
BBUC exchangeable shares	(147)	478	(37)	472
Preferred securities	13	17	52	83
Interest of others in operating subsidiaries	(683)	2,044	952	2,289

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended December 31, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$(955)	$(72)	$(31)	$(50)	$(1,108)

Add or subtract the following:
Depreciation and amortization expense	223	228	328	—	779
Impairment reversal (expense), net	690	1	300	—	991
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	—
Other income (expense), net[1]	312	4	47	(3)	360
Income tax (expense) recovery	28	9	115	(17)	135
Equity accounted income (loss), net	(4)	(12)	(19)	—	(35)
Interest income (expense), net	233	166	313	40	752
Equity accounted Adjusted EBITDA[2]	25	47	17	—	89
Amounts attributable to non-controlling interests[3]	(335)	(211)	(764)	—	(1,310)
Adjusted EBITDA	$217	$160	$306	$(30)	$653

Notes:
[1]	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $116 million of net gains on the sale of property, plant and equipment and other assets, $57 million related to provisions recorded at our construction operation, $52 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net gains on debt modification and extinguishment, $16 million of net revaluation gains and $3 million in transaction costs.
[2]	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
[3]	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Year Ended December 31, 2024
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$(169)	$(347)	$1,654	$(243)	$895

Add or subtract the following:
Depreciation and amortization expense	961	888	1,355	—	3,204
Impairment reversal (expense), net	686	(11)	306	—	981
Gain (loss) on acquisitions/dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net[1]	365	32	164	12	573
Income tax (expense) recovery	75	6	(341)	(41)	(301)
Equity accounted income (loss), net	(4)	(23)	(63)	—	(90)
Interest income (expense), net	972	701	1,279	152	3,104
Equity accounted Adjusted EBITDA[2]	79	168	61	—	308
Amounts attributable to non-controlling interests[3]	(1,525)	(808)	(3,084)	—	(5,417)
Adjusted EBITDA	$832	$606	$1,247	$(120)	$2,565

Notes:
[1]	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $168 million of net revaluation gains, $158 million of business separation expenses, stand-up costs and restructuring charges, $108 million of net gains on the sale of property, plant and equipment and other assets, $52 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $35 million in transaction costs and $100 million of other expenses.
[2]	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
[3]	Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended December 31, 2023
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$51	$3,744	$(264)	$(47)	$3,484

Add or subtract the following:
Depreciation and amortization expense	287	257	347	—	891
Impairment reversal (expense), net	650	33	97	—	780
Gain (loss) on acquisitions/dispositions, net	(566)	(3,902)	(9)	—	(4,477)
Other income (expense), net[1]	(24)	46	317	5	344
Income tax (expense) recovery	18	(10)	(68)	(21)	(81)
Equity accounted income (loss), net	(6)	(22)	(20)	—	(48)
Interest income (expense), net	259	225	336	38	858
Equity accounted Adjusted EBITDA[2]	17	51	17	—	85
Amounts attributable to non-controlling interests[3]	(459)	(238)	(531)	—	(1,228)
Adjusted EBITDA	$227	$184	$222	$(25)	$608

Notes:
[1]	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $247 million loss related to the reclassification of our graphite electrode operations as a financial asset, $96 million of net gains on debt extinguishment/modifications, $80 million of business separation expenses, stand-up costs and restructuring charges, $37 million in transaction costs and $76 million of other expenses.
[2]	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
[3]	Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Year Ended December 31, 2023
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$602	$3,616	$(245)	$(196)	$3,777

Add or subtract the following:
Depreciation and amortization expense	1,045	1,174	1,373	—	3,592
Impairment reversal (expense), net	656	(13)	188	—	831
Gain (loss) on acquisitions/dispositions, net	(720)	(3,916)	(50)	—	(4,686)
Other income (expense), net[1]	(138)	(90)	396	10	178
Income tax (expense) recovery	245	(6)	(218)	(76)	(55)
Equity accounted income (loss), net	(25)	(51)	(56)	—	(132)
Interest income (expense), net	1,031	1,051	1,369	145	3,596
Equity accounted Adjusted EBITDA[2]	61	183	63	—	307
Amounts attributable to non-controlling interests[3]	(1,857)	(1,095)	(1,965)	—	(4,917)
Adjusted EBITDA	$900	$853	$855	$(117)	$2,491

Notes:
[1]	Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $446 million of net gains on debt modification and extinguishment, $247 million loss related to the reclassification of our graphite electrode operations as a financial asset, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $93 million of net revaluation gains and $108 million of other expenses.
[2]	Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
[3]	Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports 2024 Year End Results

Brookfield, News, January 31, 2025 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the year ended December 31, 2024.

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2024	2023	2024	2023

Net income (loss) attributable to Brookfield Business Partners	$(396)	$454	$(888)	$519

Net loss attributable to Brookfield Business Partners for the year ended December 31, 2024 was $888 million compared to net income of $519 million in 2023 which included net gains primarily related to the sale of our nuclear technology services operation. Current year results included $208 million of remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS. As at December 31, 2024, the exchangeable and class B shares were remeasured to reflect the closing price of $23.42 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on March 31, 2025 to shareholders of record as at the close of business on February 28, 2025.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2024		December 31, 2023

Assets
Cash and cash equivalents		$1,008		$772
Financial assets		353		224
Accounts and other receivable, net		3,229		3,569
Inventory, net		52		61
Other assets		627		737
Property, plant and equipment		2,480		2,743
Deferred income tax assets		197		221
Intangible assets		5,966		6,931
Equity accounted investments		198		222
Goodwill		4,988		5,702
Total Assets		$19,098		$21,182

Liabilities and Equity
Liabilities
Accounts payable and other		$5,276		$4,818
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		8,490		8,823
Exchangeable and class B shares		1,709		1,501
Deferred income tax liabilities		988		1,280

Equity
Brookfield Business Partners	$(59)		$880
Non-controlling interests	2,694		3,880
		2,635		4,760
Total Liabilities and Equity		$19,098		$21,182

Brookfield Business Corporation Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Continuing operations
Revenues	$2,209	$1,946	$8,208	$7,683
Direct operating costs	(2,041)	(1,749)	(7,568)	(6,794)
General and administrative expenses	(107)	(78)	(326)	(268)
Interest income (expense), net	(212)	(206)	(832)	(878)
Equity accounted income (loss), net	2	2	8	3
Impairment reversal (expense), net	(689)	(599)	(691)	(606)
Gain (loss) on acquisitions/dispositions, net	—	—	—	87
Remeasurement of exchangeable and class B shares	(9)	(392)	(208)	(264)
Other income (expense), net	(469)	44	(666)	126
Income (loss) before income tax from continuing operations	(1,316)	(1,032)	(2,075)	(911)
Income tax (expense) recovery
Current	(8)	(5)	(50)	(167)
Deferred	42	1	198	95
Net income (loss) from continuing operations	$(1,282)	$(1,036)	$(1,927)	$(983)
Discontinued operations
Net income (loss) from discontinued operations	—	3,885	—	3,812
Net income (loss)	$(1,282)	$2,849	$(1,927)	$2,829
Attributable to:
Brookfield Business Partners	$(396)	$454	$(888)	$519
Non-controlling interests	(886)	2,395	(1,039)	2,310

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes to U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2024 to be filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our annual report for the year ended December 31, 2024 to be filed on Form 20-F.